EXHIBIT 12. STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Eli Lilly and Company and Subsidiaries
(Dollars in millions)

	Years Ended December 31,

	2005	2004	2003	2002	2001

Consolidated pretax income before cumulative effect of a change in accounting principle	$2,717.5	$2,941.9	$3,261.7	$3,457.7	$3,506.9

Interest	245.7	162.9	121.9	140.0	253.3

Less interest capitalized during the period	(140.5)	(111.3)	(60.9)	(60.3)	(61.5)

Earnings	$2,822.7	$2,993.5	$3,322.7	$3,537.4	$3,698.7

Fixed charges	$245.7	$162.9	$121.9	$140.0	$253.3

Ratio of earnings to fixed charges	11.5	18.4	27.3	25.3	14.6